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New England Power Service                    Kirk L. Ramsauer
          A NEES company                     Associate General Counsel




                                   May 27, 1997




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     Re:  File No. 70-9025

Commissioners:

     On March 20, 1997, New England Electric System (NEES) and New England Electric Resources, Inc. (NEERI) filed with your Commission an Application/ Declaration on Form U-1 relating to a proposed acquisition of securities and the marketing of hydro services.

     NEES and NEERI hereby withdraw the Application/Declaration filed in File No. 70-9025 on March 20.

                                   Very truly yours,

                                   s/Kirk L. Ramsauer


                                   Kirk L. Ramsauer
                                   Associate General Counsel


cc:  Lily Chiu, Esquire
     Bonnie Wilkinson, Esquire


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.







25 Research Drive
Westborough, MA 01582-0099
Telephone: 508-389-2972
Fax:  508-389-3518